

Mail Stop 7010

May 1, 2008

Green Dragon Wood Products, Inc.
Attention: Kwok Leung Lee, President
c/o Diane J. Harrison, Esq.
Harrison Law, P.A.
6860 Gulfport Blvd. South, #162
South Pasadena, FL 33707

Re: **Green Dragon Wood Products, Inc.**
    Amendment No. 4 to Registration Statement on Form S-1
    Filed April 24, 2008
    File No. 333-147988

Dear Mr. Lee:

   We have reviewed your filing and have the following comments.

Prospectus Summary, page 1

1.   We note your revisions to the tables on pages 2 and 22 in response to comment 2 in our letter dated April 10, 2008. Please delete the footnote on page 2 that references "Net Income (Loss)" and add the footnote referencing what is included in "Total Expenses" consistent with the table on page 22.

Directors, Executive Officers, Promoters and Control Persons, page 13

2.   Please state the nature of the family relationship between Mr. Lee and Ms. Law, as well as the nature of any other family relationships for which disclosure is required pursuant to Item 401(d) of Regulation S-K.

Results of Operations, page 22

3.   We note the disclosure in the fourth paragraph on page 24 as revised in response to comment 4 in our letter dated April 10, 2008 that indicates you "must carry the balance in receivables until….and the product is shipped." If under any circumstances you recognize a receivable prior to the shipment of the product, please reconcile this fact to your revenue recognition policy as stated on page F-25. Alternatively, if receivables are recognized upon shipment of the product, consistent with your revenue recognition policy footnote, please delete the phrase "and the product is shipped" on page 24.

Liquidity & Capital Resources, page 25

4.   Please reconcile the disclosure in the fourth paragraph on page 26 indicating your policy to recognize revenue when the product is delivered to the footnote on page F-25 which states revenue is recognized upon shipment of goods to customers.

Certain Relationships and Related Transactions, page 27

5.   As previously requested in the fourth bullet point of comment 7 in our letter dated April 10, 2008, please tell us why you have not reflected the payment to Mr. Lee in your current interim and prior year statements of operation as compensation expense, as your revised disclosures indicate that the dividend was payment for services provided to you and the fact that the payment is reflected in the executive compensation table as "All Other Compensation."

6.   We note your response to comment 6 in our letter dated April 10, 2008. Please state whether any of the types of payments and transactions described in Table 7.0 (Unpaid Interim Dividend After Set Off Against The Director's Advances) or Table 8.0 (Director's Advances Schedule) will continue in the future and, if so, please provide the information required by Item 404 of Regulation S-K for such transactions.

7.   We note your added disclosure that Mr. Lee's advances were provided as compensation for services that were considered above the normal duties and responsibilities required by Mr. Lee. Please describe these services in greater detail and how they were calculated. Clarify in this section and under Executive Compensation, the compensation policies with respect to paying Mr. Lee in the form of advances, which are offset with cash dividends, and disclose how you intend to compensate Mr. Lee in the future.

Executive Compensation, page 30

8.   We note that in footnote 3 to Table 10.0 (Summary Compensation) you state that Mr. Lee and Ms. Law were your only shareholders when the dividend was issued. We further note that the dividend was issued on October 5, 2007, that the share exchange in connection with your re-incorporation in Florida occurred on September 28, 2007, and that through the share exchange you acquired a number of shareholders in addition to Mr. Lee and Ms. Law. This suggests that many of the selling security holders named in the prospectus became shareholders before the dividend was declared on October 5, 2007 and thus Mr. Lee and Ms. Law were not your only shareholders when the dividend was issued. Please revise your disclosure as necessary to address this apparent inconsistency.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Bret Johnson at (202) 551-3753 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Diane J. Harrison, Esq. (via facsimile 941-531-4935)